UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Second Quarter Results 2021

Azul Reports Second Quarter 2021 Results with Record Liquidity and Unit Revenue Expansion

São Paulo, August 12, 2021 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the second quarter of 2021 (“2Q21”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

	2Q21	2Q20	% ∆	2Q19	% ∆
Operating revenues (R$ million)	1,702.4	401.6	323.9%	2,617.7	-35.0%
Operating expenses (R$ million)¹	(2,102.5)	(1,221.8)	72.1%	(2,267.6)	-7.3%
ASKs (million)	6,105	1,395	337.7%	8,156	-25.1%
RPKs (million)	4,681	1,016	360.7%	6,860	-31.8%
PRASK (Cents)	23.2	20.3	14.6%	30.5	-23.9%
RASK (R$ cents)	27.9	28.8	-3.2%	32.1	-13.1%

[1] Operating expenses were adjusted for non-recurring items recorded under other expenses netting R$1.7 million in 2Q21 from COVID-19 related aircraft redeliveries expenses and revised non-cash provisions, partially offset by the reversal of an impairment loss of E1s that have returned to the fleet as dedicated freighters. Operating expenses in 2Q20 and 2Q19 were adjusted for non-recurring items totaling R$203.6 million and R$8.4 million, respectively.

▪	During the second quarter of 2021, Azul continued its network recovery, reaching 130 destinations served, compared to 116 pre-pandemic.

▪	Operating revenues totaled R$1.7 billion for the second quarter of the year. PRASK increased 14.6% compared to 2Q20 and 4.2% compared to 1Q21. These figures are further evidence of our rational capacity deployment and the sustainable competitive advantages of our network and business model.

▪	Azul Cargo had another record revenue quarter. Net revenue grew 137.2% compared to 2Q19 even with 33.2% fewer departures, driven by strong demand in our logistics solutions supported by our domestic and international network.

▪	Operating expenses decreased 7.3% or R$165.1 million compared to 2Q19, mainly driven by lower capacity-related expenses and by cost reduction initiatives implemented since the onset of the pandemic to ensure higher operational efficiency going forward.

▪	During the quarter, Azul’s operational cash inflows surpassed operating cash outflows by R$421.3 million. At the end of 2Q21, our immediate liquidity position was the highest in our history at R$5.5 billion. Total liquidity, including long-term investments and receivables, maintenance reserves and deposits, reached R$8.2 billion, an increase of 45.5% compared to 2Q20.

▪	In June, Azul successfully concluded a public offering of US$600 million in unsecured bonds at a 7.375% yield. We were the first and only airline in Latin America to issue new unsecured debt since the onset of the COVID-19 pandemic.

▪	As we exit the second quarter, which was impacted by weak seasonality and the second wave of the COVID-19 pandemic, recent booking trends are very encouraging. We have seen an acceleration in the demand recovery, leading to an increase in fares. Our booked leisure and corporate fares are currently all higher than 2019 levels.

1

Second Quarter Results 2021

Management Comments

Once again, I am grateful for the dedication and perseverance of our Crewmembers, taking care of Azul and our customers day after day. Our strong culture has been essential as we successfully navigate the challenges of the COVID-19 pandemic.

In the second quarter, Brazil was impacted by a second wave of the pandemic, especially in the month of April. Since then, the vaccination effort in Brazil has accelerated, leading to a decrease in cases, hospitalizations and daily casualties. At this moment, more than 155 million doses have been applied, and until the end of the year a total of 600 million doses are expected to be delivered. By the end of September, 100% of Brazilian adults will have received at least one dose of COVID-19 vaccine. As a result, the economy has safely started to reopen. Restrictions on businesses, restaurants and other public places have been removed. Schools are back to in-person learning and our corporate customers are returning to the office.

With this, demand recovery has accelerated, leading to encouraging traffic results such as our 83% domestic load factor in July. With our traffic having already surpassed 2019 levels, we have turned our focus to recovering our fares and unit revenues. Our PRASK increased 14.6% compared to 2Q20 and 4.2% to 1Q21, clearly demonstrating our rational capacity deployment and the sustainable competitive advantages of our network and business model.

We continued adding new routes and destinations and are now flying to 130 cities, an impressive 14 more destinations compared to pre-pandemic levels. Azul’s business model is unsurpassed in terms of network effect, and as demand recovers and we add destinations to our map, this improves revenue and profitability in the entire network. This also contributes to the local economy, providing employment and stimulating trade and tourism, among other benefits.

As we exit the second quarter, which was impacted by weak seasonality and the second wave of the COVID-19 pandemic, recent booking trends are even more encouraging. Over the last several weeks, we have seen the highest daily bookings and average fares since the onset of the pandemic. Booked average fares are now clearly above 2019 levels, both in the leisure and the corporate segments. This is a significant development as we prepare for the second half, seasonally the strongest part of the year.

We continued to develop our logistics business, leveraging Azul’s unsurpassed network and flexible fleet. As a result, Azul Cargo had another record quarter, with net revenue growing 137.2% compared to 2Q19 and 27.4% compared to 1Q21.

We ended the quarter with R$5.5 billion in immediate liquidity and R$8.2 billion in total liquidity, both the highest in our history. In June, we raised US$600 million in bonds maturing in 2026, the first and only airline in Latin America to issue unsecured debt since the start of the COVID-19 pandemic. Our offer was 7.7x oversubscribed, enabling us to compress yields to 7.375% yield, the lowest cost of capital among our peers. The capital raised, together with our operational cash generation, will be used to repay deferrals and short-term debt and to fund capital expenses to prepare Azul for the future.

We continued enhancing our industry-leading customer experience by offering the fastest Wi-Fi in the region, already installed in 23 of our aircraft. In addition, we led the industry in customer service metrics as measured by Consumidor.gov, as disclosed by ANAC in July.

In 2020, TripAdvisor rated Azul as the Best Airline in the World, and we also want to be the Best Airline for the World. We have continued to increase our dedication to ESG and have set an ambitious target to reach net zero carbon emissions by 2045, ahead of the industry. One significant step towards that objective is our recently announced strategic partnership with Lilium to develop an eVTOL offering in Brazil. Through the use of 100% electric airplanes with zero carbon emissions, we will be able to continue expanding our network and leveraging economic and social development in Brazil in an unprecedented way.

Looking forward, I feel confident that, as vaccinations continue to progress and corporations return to the office, we will see a strong revenue environment during the second half of the year. Our unique business model has allowed us to lead the industry in capacity and fare recovery, and we now turn towards the future and all the exciting opportunities available to us.

John Rodgerson, CEO of Azul S.A.

2

Second Quarter Results 2021

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below.

[1] Operating expenses were adjusted for non-recurring items recorded under other expenses netting R$1.7 million in 2Q21 from COVID-19 related aircraft redeliveries expenses and revised non-cash provisions, partially offset by the reversal of an impairment loss of E1s that have returned to the fleet as dedicated freighters. Operating expenses in 2Q20 and 2Q19 were adjusted for non-recurring items totaling R$203.6 million and R$8.4 million, respectively.

² Financial results adjusted for convertible debentures expenses given current stock price is considerably higher than strike price. One ADR equals three preferred shares (PNs).

³ Net loss adjusted for unrealized derivatives results and foreign currency exchange rate totaling R$2.2 billion gain in 2Q21, R$1.4 billion loss in 2Q20 and R$175.7 million loss in 2Q19. One ADR equals three preferred shares (PNs).

3

Second Quarter Results 2021

Operating Data	2Q21	2Q20	% ∆	2Q19	% ∆

ASKs (million)	6,105	1,395	337.7%	8,156	-25.1%
Domestic	5,653	1,151	391.0%	6,317	-10.5%
International	453	244	85.8%	1,840	-75.4%
RPKs (million)	4,681	1,016	360.7%	6,860	-31.8%
Domestic	4,443	850	422.7%	5,250	-15.4%
International	238	166	43.3%	1,610	-85.2%
Load factor (%)	76.7%	72.8%	+3.8 p.p.	84.1%	-7.4 p.p.
Domestic	78.6%	73.8%	+4.8 p.p.	83.1%	-4.5 p.p.
International	52.5%	68.1%	-15.6 p.p.	87.5%	-35.0 p.p.

Average fare (R$)	316.0	329.0	-3.9%	379.7	-16.8%
Revenue passengers (thousands)	4,485	859	422.3%	6,551	-31.5%
Block hours	78,435	16,552	373.9%	117,153	-33.0%
Aircraft utilization (hours per day)	6.2	1.6	282.6%	11.1	-44.2%
Departures	46,885	8,811	432.1%	70,164	-33.2%
Average stage length (km)	1,055	1,182	-10.7%	1,013	4.1%
End of period operating passenger aircraft	161	151	6.6%	128	25.8%
Fuel consumption (thousands of liters)	193,700	43,292	347.4%	279,023	-30.6%
Full-time-equivalent employees	12,505	8,671	44.2%	12,218	2.3%
End of period FTE per aircraft	78	57	35.3%	95	-18.6%

Yield per passenger kilometer (cents)	30.28	27.81	8.9%	36.26	-16.5%
RASK (cents)	27.88	28.79	-3.2%	32.09	-13.1%
PRASK (cents)	23.22	20.26	14.6%	30.50	-23.9%
CASK (cents)¹	34.44	87.60	-60.7%	27.80	23.9%
CASK ex-fuel (cents)¹	24.46	82.78	-70.5%	18.64	31.2%
Fuel cost per liter	3.15	1.55	102.4%	2.68	17.4%
Break-even load factor (%)	94.7%	221.6%	-126.9 p.p.	72.9%	+21.8 p.p.

Average exchange rate	5.30	5.39	-1.6%	3.92	35.2%
End of period exchange rate	5.00	5.48	-8.7%	3.83	30.5%
Inflation (IPCA - LTM)	8.35%	2.13%	+6.2 p.p.	3.37%	+5.0 p.p.
WTI (average per barrel, US$)	66.10	27.88	137.1%	62.33	6.0%
Heating Oil (US$)	199.99	97.74	104.6%	198.50	0.8%

¹ Adjusted for non-recurring items

Operating Revenue

In 2Q21, Azul recorded operating revenues of R$1.7 billion, compared to R$2.6 billion in 2Q19, representing a decrease of 35.0% year over two years due to the reduction in demand from the COVID-19 pandemic. Passenger revenues increased 401.7% year over year, showing a clear demand recovery particularly after the acceleration of vaccinations in Brazil.

Cargo and other revenue increased 119.1% compared to 2Q19, totaling R$284.9 million in 2Q21, mainly due to the 137.2% increase in cargo net revenue driven by strong demand for our logistics solutions supported by our domestic and international network.

4

Second Quarter Results 2021

¹ Adjusted for non-recurring items

Operating Expenses

Total operating expenses decreased 7.3% or R$165.1 million compared to 2Q19, mainly due to lower capacity-related expenses and cost reduction initiatives. The breakdown of our main operating expenses compared to 2Q19 is as follows:

▪	Aircraft fuel decreased 18.5% to R$609.4 million, mostly due to a 25.1% reduction in capacity and reduction in fuel burn as a result of our more efficient next-generation fleet, partially offset by a 17.4% increase in jet fuel prices.
▪	Salaries, wages and benefits decreased 1% to R$421.2 million, mainly due to reduced capacity and process improvement initiatives to increase productivity, partially offset by the non-cash accounting impact of long-term incentives, to be realized over a period of up to 8 years and driven by an increase in our stock price and volatility. Excluding the impact of long-term incentives, salaries would be down 6.8%.
▪	Depreciation and amortization decreased 8.8% or R$33.9 million, driven by a reduction in the right-of-use asset as a result of lease contract modifications in 3Q20.
▪	Landing fees decreased 18.0% or R$30.5 million, mostly due to the 33.2% reduction in departures caused by the pandemic.
▪	Traffic and customer servicing expenses decreased 27.3% or R$30.1 million, mostly due to a 31.5% reduction in the number of passengers transported in 2Q21 compared to 2Q19.
▪	Sales and marketing decreased 31.6%, or R$34.4 million, mostly driven by a reduction of 43.0% in passenger revenue and fewer marketing campaigns, partially offset by an increase in cargo express shipments, which have higher commission fees.
▪	Maintenance materials and repairs increased R$66.6 million, mostly driven by a 35.2% average depreciation of the Brazilian real and a higher number of maintenance events in the quarter to prepare the fleet for the recovery, partially offset by a higher share of maintenance checks performed in-house.
▪	Other operating expenses decreased 15.8%, mostly due to the reduction in capacity, partially offset by the depreciation of the Brazilian real against the U.S. dollar, an increase in cargo expenses and the revision of several non-cash provisions due to restructuring of the operations.
5

Second Quarter Results 2021

Non-Operating Results

¹Excludes convertible debentures expenses given current stock price is considerably higher than strike price.

Net financial expenses resulted in a net loss of R$794.0 million, mainly due to the lease modifications and the corresponding increase in interest accrual.

Derivative financial instruments resulted in a net loss of R$10.8 million in 2Q21 compared to a gain of R$42.3 million in 2Q19, mostly due to a fuel hedge gain recorded in 2Q19.

As of June 30, 2021, Azul has hedged 10% of its expected fuel consumption for the next twelve months by using mostly heating oil derivatives.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency gain of R$2.3 billion in 2Q21, mainly due to the 12.2% end of period appreciation of the Brazilian real against US dollar from March 31, 2021 to June 30, 2021, resulting in a decrease in loans and lease liabilities denominated in foreign currency.

Liquidity and Financing

Azul ended the quarter with a record R$5.5 billion in immediate liquidity, including cash and cash equivalents, accounts receivable and short-term investments. This represented 90.4% of our last twelve months’ revenue. Total liquidity including deposits, maintenance reserves, and long-term investments and receivables was R$8.2 billion as of June 30, 2021. This does not include spare parts or other unencumbered assets like TudoAzul and Azul Cargo. We have no significant debt repayments in the next two years and have no restricted cash.

Debt amortization as of June 30th, 2021 (R$ million)¹

¹Excludes convertible debentures given current stock price is considerably higher than strike price.

6

Second Quarter Results 2021

Liquidity (R$ million)	2Q21	1Q21	% ∆	2Q20	% ∆
Cash and cash equivalents	4,339.1	2,275.4	90.7%	1,566.4	177.0%
Short-term investments	1.0	10.6	-90.1%	64.7	-98.4%
Accounts receivable	1,190.6	1,018.9	16.8%	771.2	54.4%
Immediate liquidity	5,530.7	3,305.0	67.3%	2,402.3	130.2%
Cash as % of LTM revenues	90.4%	68.6%	+21.8 p.p.	25.3%	+65.1 p.p.
Long-term investments and receivables	1,026.5	1,124.2	-8.7%	976.9	5.1%
Security deposits and maintenance reserves	1,667.3	1,849.9	-9.9%	2,273.0	-26.6%
Total Liquidity	8,224.6	6,279.1	31.0%	5,652.2	45.5%

Gross debt increased 5.1% or R$995.5 million compared to March 31, 2021, mostly due to the approximately R$3 billion of capital raised in 2Q21 partially offset by the 12.2% end of period appreciation of the Brazilian real and lease and debt payments in the quarter.

As of June 30, 2021, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 3.4 years, with an average interest rate of 6.6%. Average interest rate on local and dollar-denominated obligations were 7.2% and 6.4%, respectively.

Loans and financing (R$ million)¹	2Q21	1Q21	% ∆	2Q20	% ∆

Operating lease liabilities	12,080.1	13,213.1	-8.6%	13,112.0	-7.9%
Finance lease liabilities	847.9	927.0	-8.5%	1,082.4	-21.7%
Other aircraft loans and financing	1,127.2	1,333.8	-15.5%	1,389.2	-18.9%
Loans and financing	6,338.0	3,922.8	61.6%	3,649.2	73.7%
Currency hedges	-	1.0	n.a.	(2.1)	n.a.
% of non-aircraft debt in local currency	22%	41%	-19.0 p.p.	40%	-18.1 p.p.
% of total debt in local currency	8%	9%	-1.6 p.p.	9%	-1.0 p.p.

Gross debt	20,393.2	19,397.7	5.1%	19,230.7	6.0%

¹ Considers the effect of hedges on debt. Excludes convertible debentures expenses given current stock price is considerably higher than strike price.

.

The table below presents additional information related to our leases as of June 30, 2021:

(R$ million)	2Q21	1Q21	% ∆	2Q19	% ∆

Operating leases
Payments made	296.1	292.7	1.2%	444.1	-33.3%
Weighted average remaining lease term	8.1	8.1	0.0%	7.7	5.3%

Finance leases
Payments made	23.6	14.9	58.4%	53.9	-56.2%
Weighted average remaining lease term	5.0	5.3	-5.2%	4.7	5.9%

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	2Q21	1Q21	% ∆	2Q20	% ∆

Cash[1]	6,557.3	4,429.2	48.0%	3,379.2	94.0%
Gross debt²	20,393.2	19,397.7	5.1%	19,230.7	6.0%
Net debt²	13,835.9	14,968.5	-7.6%	15,851.5	-12.7%

¹ Includes cash and cash equivalents, short-term and long-term investments and receivables.

² Excludes convertible debentures given current stock price is considerably higher than strike price.

7

Second Quarter Results 2021

Fleet and Capital Expenditures

As of June 30, 2021, Azul had a total passenger operating fleet of 161 aircraft and a passenger contractual fleet of 178 aircraft, with an average aircraft age of 6.8 years excluding Azul Conecta. At the end of 2Q21, the 17 aircraft not included in our operating fleet consisted of 11 aircraft subleased to TAP, 3 subleased to Breeze, 1 subleased to Minas Gerais and 2 aircraft in the process of exiting the fleet.

Aircraft	2Q21	1Q21	% ∆	2Q20	% ∆
Airbus widebody	12	12	0.0%	10	20.0%
Airbus narrowbody	46	45	2.2%	42	9.5%
Embraer E2	9	9	0.0%	5	80.0%
Embraer E1	58	59	-1.7%	69	-15.9%
ATRs	39	39	0.0%	39	0.0%
Cessna	14	14	0.0%	14	0.0%
Total	178	178	0.0%	179	-0.6%
Aircraft under operating leases	150	151	-0.7%	146	2.7%

¹ Includes 15 aircraft subleased.

Aircraft	2Q21	1Q21	% ∆	2Q20	% ∆
Airbus widebody	11	11	0.0%	10	10.0%
Airbus narrowbody	46	45	2.2%	42	9.5%
Embraer E2	9	9	0.0%	5	80.0%
Embraer E1	49	48	2.1%	48	2.1%
ATRs	33	33	0.0%	33	0.0%
Cessna	13	13	0.0%	13	0.0%
Total	161	159	1.3%	151	6.6%

Capex

Capital expenditures totaled R$132.0 million in 2Q21, compared to R$58.9 million in 2Q20, mostly due to engine overhaul events and the acquisition of spare parts and engines in the quarter to prepare the fleet for the second half of the year. Capital expenditures in 2Q19 were R$365.3 million.

(R$ million)	2Q21	2Q20	% ∆	2Q19	% ∆
Aircraft related	40.6	19.2	111.4%	187.1	-78.3%
Maintenance and checks	39.3	12.4	217.7%	77.8	-49.5%
Other	25.7	10.4	146.8%	67.4	-61.9%
Intangible Assets	26.4	16.9	56.2%	33.0	-20.2%
CAPEX	132.0	58.9	124.2%	365.3	-63.9%

8

Second Quarter Results 2021

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

¹ Excludes Azul Conecta’s aircraft.

9

Second Quarter Results 2021

Conference Call Details

Thursday, August 12th, 2021

11:00 a.m. (EDT) | 12:00 p.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 3181-8565 or +55 11 4210-1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012 or +55 11 2820-4012

Code: 8622178#

About Azul

Azul Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers around 700 daily flights to more than 120 destinations. With a passenger operating fleet of more than 160 aircraft and more than 12,000 crewmembers, Azul has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations	Media Relations
Tel: +55 11 4831 2880	Tel: +55 11 4831 1245
invest@voeazul.com.br	imprensa@voeazul.com.br

10

Second Quarter Results 2021

Balance Sheet – IFRS

(R$ million)	June 30, 2021	June 30, 2020	December 31, 2020
Assets	17,386.7	15,164.1	15,794.5
Current assets	6,755.2	3,489.2	5,417.4
Cash and cash equivalents	4,339.1	1,566.4	3,064.8
Short-term investments	1.0	64.7	91.8
Trade and other receivables	1,111.2	622.6	875.4
Sublease receivables	79.4	148.6	123.5
Inventories	479.2	399.3	402.6
Security deposits and maintenance reserves	257.3	310.7	318.5
Assets held for sale	-	43.6	-
Taxes recoverable	124.4	43.2	133.7
Derivative financial instruments	68.2	74.3	79.2
Prepaid expenses	152.8	96.4	136.4
Other current assets	142.6	119.4	191.6
Non-current assets	10,631.5	11,674.9	10,377.0
Long-term investments	824.0	754.3	854.5
Sublease receivables	202.5	222.6	189.5
Security deposits and maintenance reserves	1,410.0	1,962.4	1,235.6
Derivative financial instruments	222.9	298.9	349.1
Prepaid expenses	16.4	20.0	18.2
Taxes recoverable	-	327.7	-
Deferred income taxes	-	24.6	-
Other non-current assets	228.4	299.9	149.5
Property, equipment and right of use assets	6,404.0	6,620.2	6,410.4
Intangible assets	1,323.2	1,144.3	1,170.3
Liabilities and equity	17,386.7	15,164.1	15,794.5
Current liabilities	10,363.0	9,767.5	10,212.6
Loans and financing	250.5	1,177.5	858.3
Current maturities of lease liabilities	3,152.4	2,196.9	2,272.3
Accounts payable	2,216.3	2,599.0	2,396.5
Air traffic liability	2,564.2	1,824.7	2,488.9
Reimbursement to clients	213.8	-	221.3
Salaries, wages and benefits	550.0	379.6	400.4
Insurance premiums payable	19.9	32.0	52.4
Taxes payable	47.8	30.9	55.3
Federal tax installment payment program	52.5	15.2	13.4
Derivative financial instruments pcp	78.1	246.1	173.8
Provisions	926.7	1,026.9	853.8
Other current liabilities	290.8	238.7	426.3
Non-current liabilities	22,766.3	18,044.9	19,730.6
Loans and financing	9,647.0	3,860.8	6,502.2
Long-term obligations under lease liabilities	9,775.6	11,997.5	10,248.5
Accounts payable	621.2	-	323.1
Derivative financial instruments	177.7	267.6	247.3
Federal tax installment payment program	244.5	115.1	108.5
Provision	1,862.2	1,575.7	1,988.7
Other non-current liabilities	438.1	228.2	312.4
Equity	(15,742.5)	(12,648.2)	(14,148.7)
Issued capital	2,290.3	2,245.1	2,267.0
Capital reserve	1,959.5	1,937.7	1,947.9
Treasury shares	(17.4)	(15.6)	(13.2)
Accumulated other comprehensive income (loss)	0.7	(8.0)	0.7
Accumulated losses	(19,975.7)	(16,807.4)	(18,351.1)

11

Second Quarter Results 2021

Cash Flow Statement – IFRS

(R$ million)	2Q21	2Q20	% ∆

Cash flows from operating activities
Net gain (loss) for the period	1,162.1	(3,140.4)	n.a.
Total non-cash adjustments
Depreciation and amortization	349.3	495.9	-29.6%
Unrealized derivatives	33.6	409.0	-91.8%
Exchange (gain) and losses in foreign currency	(2,416.7)	1,009.1	n.a.
Interest expenses on assets and liabilities	776.3	461.5	68.2%
Related parties	-	232.1	n.a.
Deferred income tax and social contribution	-	(4.0)	n.a.
Provisions	8.7	145.9	-94.1%
Result of lease agreements modification	(4.0)	(150.1)	-97.3%
Impairment and other	(84.8)	(52.0)	63.2%
Changes in operating assets and liabilities
Trade and other receivables	(258.1)	289.9	n.a.
Sublease receivables	13.6	(26.3)	n.a.
Security deposits and maintenance reserves	(41.2)	43.1	n.a.
Prepaid expenses	(3.9)	97.6	n.a.
Other assets	(27.5)	267.0	n.a.
Derivatives	4.1	0.1	6042.4%
Accounts payable	(33.2)	482.9	n.a.
Salaries, wages and employee benefits	136.7	(6.5)	n.a.
Air traffic liability	230.9	131.6	75.4%
Provision taxes, civil and labor risks	(36.0)	(12.6)	186.0%
Other liabilities	136.5	(60.4)	n.a.
Interest paid	(165.7)	(104.9)	58.0%
Income tax and social contribution paid	-	-	n.a.
Net cash provided (used) by operating activities	(219.4)	508.4	n.a.

Cash flows from investing activities
Short-term investment	9.6	677.6	-98.6%
Acquisition of subsidiary , net of cash acquired	-	(4.7)	n.a.
Acquisition of intangible	(26.4)	(16.9)	56.2%
Acquisition of property and equipment	(105.6)	(42.0)	151.5%
Net cash generated (used in) investing activities	(122.4)	614.0	n.a.

Cash flows from financing activities
Loans and financing
Proceeds	3,004.1	46.8	6321.3%
Repayment	(242.2)	(15.4)	1472.3%
Repayment lease debt	(289.3)	(85.3)	239.1%
Capital increase	1.0	-	n.a.
Treasury shares	(2.6)	-	n.a.
Net cash generated (used in) from financing activities	2,471.0	(53.9)	n.a.

Exchange gain (loss) on cash and cash equivalents	(65.6)	(31.4)	109.1%

Net increase in cash and cash equivalents	2,063.6	1,037.1	99.0%

Cash and cash equivalents at the beginning of the period	2,275.4	529.2	329.9%
Cash and cash equivalents at the end of the period	4,339.1	1,566.4	177.0%

12

Second Quarter Results 2021

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

13

Second Quarter Results 2021

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

14

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 12, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer